SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Traffic Statistics for October 2008

São Paulo, November 6, 2008 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low today releasedcost preliminaryairline, passenger statistics for the month of October 2008. Domestic passenger traffic (RPK) for October 2008 decreased 14.0% and capacity (ASK) increased 6.1% year-over-year (vs. October 2007). Domestic load factor for the month was 57% and international load factor was 55%. GOL’s total system load factor for the month of October was 57%.

Consolidated Operating Data	October	October	Change
	2008 *	2007 *	(%)
Total System
ASK (mm) (1)	3,151.7	3,150.9	0.0%
RPK (mm) (2)	1,789.9	2,168.8	-17.5%
Load Factor (3)	56.8%	68.8%	-12.0 p.p.
Domestic Market
ASK (mm) (1)	2,665.3	2,512.9	6.1%
RPK (mm) (2)	1,524.0	1,772.2	-14.0%
Load Factor (3)	57.2%	70.5%	-13.3 p.p.
International Market
ASK (mm) (1)	486.4	638.0	-23.8%
RPK (mm) (2)	265.9	396.6	-33.0%
Load Factor (3)	54.7%	62.2%	-7.5 p.p.
( * ) October 2008 - preliminary data; final data for October 2007.

(1) Available seat kilometers represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.
(2) Revenue passenger kilometers represents the numbers of kilometers flown by revenue passengers.
(3) Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger kilometers by available seat kilometers).

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CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.

IR
Ph.: (5511) 3169-6800
ri@golnaweb.com.br
www.voegol.com.br/ir

Media
Ph.: (5511) 3169-6967
comcorp@golnaweb.com.br

Edelman:
N. Dean & M. Smith
Ph: 1 (212) 704-4484 / 704-8196
noelle.dean@edelman.com
meaghan.smith@edelman.com
GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost airline, offers nearly 800 daily flights to 49 destinations connecting the most important cities in Brazil and ten major destinations in South America. GOL and VARIG operate a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable aircraft of its class that provides low maintenance, fuel and training costs, as well as high aircraft utilization and efficiency ratios. The Company’s service is recognized as the best value proposition in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL.. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. . Such forward-looking statements depend, substantially, on external factors, besides those disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 06, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Anna Cecília Bettencourt Cochrane
Name: Anna Cecília Bettencourt Cochrane Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.